             6220 America Center Drive, Suite 100, San Jose, CA 95002
February 16, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Christine Dietz Chen Chen

Re:	BILL Holdings, Inc. Form 10-K for the fiscal year ended June 30, 2023 Form 8-K furnished on August 17, 2023 File No. 001-39149
Dear Ms. Dietz and Ms. Chen:
BILL Holdings, Inc. (the “Company”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in a letter dated January 19, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished on August 17, 2023 (the “Form 8-K”). For the convenience of the Staff, the Company has restated each of the Staff’s comments in italicized, bold type below.
Form 10-K for the fiscal year ended June 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Fiscal 2023 and 2022, page 65
1. We note your disclosure that transaction fee revenue increased partially due to the mix of transaction revenue shifting to variable-priced products. Please explain to us, in greater detail, why shifting to a variable-priced product resulted in an increase in revenue.
The Company acknowledges the Staff’s comment and advises the Staff that the Company offers a suite of payment services, which are described in Item 1. Business within the “Spend and Expense Management” and “Payment Services sections” (page 5 and page 6, respectively) of the Form 10-K. The services described include Divvy cards, ACH payments, card payments, real-time payments, checks, cross-border payments, pay-by-card, and invoice financing. The Company earns transaction fee revenue on each of these services through a fixed price or a variable price. ACH payments and check fees are the Company’s fixed-price services, which are currently priced at $0.49 per ACH payment and $1.69 per check. The fees for an ACH payment or check remain fixed regardless of the dollar amount of the payment transaction. In contrast, the remaining payment services are variable-priced services (also referred to as “ad valorem payments”). The fees associated with these services are generally a percentage (typically between 1% and 3%) of the dollar amount of the payment transaction. Therefore, a larger dollar-value payment transaction will result in a larger fee amount.
The Company initially offered payment services only through ACH and check. However, the Company introduced and expanded its variable-priced services over the last five years. Customer

United States Securities and Exchange Commission
February 16, 2024

adoption of new services is generally slow and often requires a year or two for revenues to become significant. During fiscal 2023, the Company continued to see an increase in customer adoption of the variable-priced services with increased payment volume processed, also referred to as Total Payment Volume, through these payment services, which resulted in an increase in revenue during fiscal 2023 as compared to fiscal 2022.
The Company will review and, as appropriate, expand upon its discussion of such products in its future filings.

Consolidated Financial Statements
Note 2 - Revenue, page 97
2. Please tell us what consideration was given to separately disclosing the amount of subscription revenue versus transaction revenue here and in your MD&A. In this regard, we note that you provide such quantification in your earnings releases on Form 8-K. Refer to ASC 606-10-55-89 through -91.
The Company acknowledges the Staff’s comment and advises the Staff that the Company considered various categories in disclosing disaggregated revenue, including disclosing the amount of subscription revenue versus transaction revenue, in accordance with paragraphs ASC 606-10-55-89 through -91. In determining the appropriate disclosures, the Company considered its revenue recognition policy, presented in Note 1 - The Company and its Significant Accounting Policies on page 93 of the Form 10-K, which states the Company determines the transaction price by estimating total consideration to be received over the contract term from subscription and transaction fees and recognizes the transaction price as a single performance obligation. In determining the revenue recognition policy, the Company evaluated and concluded that the subscription and transaction services are not distinct services under paragraph ASC 606-10-25-19 and that the two services together form a single performance obligation. Considering the Company’s conclusion of a single performance obligation, the Company believed that disaggregation into the two separate categories of subscription and transaction revenue in Note 2 - Revenue could be interpreted by some users of the financial statements as an inconsistent application of ASC 606.
The Company further acknowledges the Staff’s comment that the Company provides such quantification supplementally in its earnings releases on Form 8-K. The Company believes this information is useful to investors and provides insight into management’s perspective on the Company’s business performance. The Company has not, to date, reported such information under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its periodic reports on Form 10-K and 10-Q (beyond discussing trends in such revenues).
3. We note your remaining performance obligation disclosure indicates that you expect to recognize approximately 77% within two years. Please tell us what consideration was given to disclosing the amount of revenue to be recognized in the next fiscal year. As part of your response, provide us with a breakdown of the amount of revenue expected to be recognized in year 1 versus year 2.
The Company acknowledges the Staff’s comment and advises the Staff that the Company considered various time bands in which the remaining performance obligations would be recognized in accordance with paragraph ASC 606-10-50-13, while taking into consideration the mix of the remaining performance obligations and the Company’s ongoing business changes. The remaining performance obligation amount as of June 30, 2023 was $131.1 million of which a significant portion of the balance relates to a contract with one customer. As of June 30, 2023, the remaining contract term with this

United States Securities and Exchange Commission
February 16, 2024

customer was approximately two years. During the fourth quarter of fiscal 2023, the Company began discussions with the customer to potentially amend the existing contract, which could impact the timing of recognition of the remaining performance obligation amount. Due to the significance of this contract in relation to the total balance of the unrecognized performance obligations and the potential amendment, the Company determined that utilizing a time band that corresponds to the remaining, existing contract term was the most appropriate time band. Accordingly, the Company did not believe that providing a breakdown of revenue expected to be recognized in each of year one and year two would provide investors with meaningful information about the Company’s future operating results, and could have resulted in investor confusion following the resolution of such discussions in the event there were any related updates to the Company’s remaining performance obligation disclosures. As of the date hereof, the Company advises the Staff that it remains in contractual discussions with the customer.
The Company further advises the Staff that, to provide investors with greater context regarding its remaining performance obligations, the Company updated its disclosure under “Note 2. Revenue—Remaining performance obligations” on page 12 of the Q2 Form 10-Q to disclose the percentage of the remaining performance obligations that were under discussion with this customer and subject to potential amendment as of December 31, 2023.
Upon resolution of the uncertainty surrounding the timing of revenue recognition for this customer contract, the Company advises the Staff that it will disclose the amount of its remaining performance obligations to be recognized over the next year (i.e. year one), the second year, and over the third through fifth years on an ongoing basis.
Form 8-K furnished on August 17, 2023

Exhibit 99.1
Reconciliation of net loss, page 13
4. We note that your measure of non-GAAP net income (loss) does not appear to include the tax impact of your non-GAAP adjustments. Considering the significant non-GAAP net income in fiscal year 2023, please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non-GAAP C&DI Question 102.11.
The Company acknowledges the Staff’s comment and advises the Staff that, historically, for the periods in which it generated non-GAAP profit, the Company reflected in its non-GAAP net income: (1) the current income tax provision taken into account in its GAAP net loss, and (2) tax adjustments resulting from the Company’s acquisitions. The Company believed that including these amounts in its non-GAAP net income most appropriately represented the Company’s tax liability, and that including a non-GAAP income tax provision based on a hypothetical blended statutory rate would not be consistent with the Company’s tax position, which assumes a valuation allowance across different periods related to the Company’s significant deferred tax assets (including net operating loss carryforwards of approximately $1.4 billion, $1.1 billion and $83.4 million for federal, state and foreign tax purposes, respectively, as of June 30, 2023).
Nevertheless, in light of the Staff’s comment and the guidance in Non-GAAP C&DI Question 102.11, the Company respectfully advises the Staff that the Company plans to transition its disclosures in future filings to reflect current and deferred income tax expense commensurate with the non-GAAP measure of profitability.

United States Securities and Exchange Commission
February 16, 2024

The Company submits to the Staff that revising the Company’s future filings over a two-quarter transition period, as described in more detail below, is in the best interests of the Company’s stockholders for the following reasons:
•Investors and analysts have used the Company’s non-GAAP financial performance measures, as consistently presented in prior and current fiscal years, in their financial models;
•The Company has provided guidance in its earnings releases and had detailed discussions on each of its last three earnings calls based on the Company’s existing non-GAAP financial measures, including for its fiscal quarter ending March 31, 2024 and for the fiscal year ending June 30, 2024;
•Investors may be harmed by irrational stock volatility if the Company were to disclose a different computation of non-GAAP net income in its fiscal 2024 third quarter results that was not comparable to the Company’s prior guidance on third quarter expectations; and
•The existing non-GAAP disclosures are transparent and comparable, are not misleading and do not contain an untrue statement of a material fact regarding the Company’s operating performance.
The Company believes that a more orderly transition would occur if the Company reports current method and revised method non-GAAP metrics for the full fiscal year ended June 30, 2024, as follows:
(1) In its Form 8-K for its fiscal quarter ending March 31, 2024, the Company will note the upcoming change in its method of calculating its non-GAAP income tax provision in accordance with the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretation, starting with its guidance for Q1 2025 and fiscal year 2025; and
(2) For the Company’s earnings release and Form 8-K for the fiscal quarter and year ending June 30, 2024 (Q4 and fiscal 2024), the Company will provide a reconciliation of the Company’s non-GAAP metrics under both the current method and the revised method and would address investor and analyst inquiries during in the Company’s year-end earnings call, with the benefit of having the context of full-year fiscal 2024 performance and establishing initial fiscal 2025 guidance utilizing the revised non-GAAP definition.

United States Securities and Exchange Commission
February 16, 2024

For the Staff’s reference, the Company has provided below an illustrative example of its proposed non-GAAP reconciliation to be provided in the Company’s Q4 and fiscal 2024 earnings release and Form 8-K, with incremental updates to the Company’s current reconciliation marked as tracked changes below:
(1) Excludes amortization of capitalized internal-use software costs paid in cash.
(2) Beginning with the first fiscal quarter of 2025, the Company is changing its method of calculating its non-GAAP provision for income taxes in accordance with the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In order to assist investors to better understand the change, the Company is providing a reconciliation under its current method and the new method. The "New Method" consists of current and deferred income tax expense commensurate with the non-GAAP measure of profitability using its blended statutory tax rate of [ ]%. The "Current Method" consists of current and deferred income tax expense on a GAAP basis (reflected in the Company’s GAAP net income) and separately provides non-GAAP income tax effects related to acquisitions. The Company does not, however, expect to pay significant GAAP taxes for the foreseeable future in the U.S. and other jurisdictions in which it operates.

United States Securities and Exchange Commission
February 16, 2024

Three Months Ended June 30,		Year Ended June 30,	
	2024	2023	2024	2023
Reconciliation of net loss per share attributable to common stockholders, basic and diluted:				
GAAP net loss per share attributable to common stockholders, basic and diluted				
Add:				
Depreciation and amortization of intangible assets [(1)]				
Stock-based compensation and related payroll taxes charged to cost of revenue and operating expenses				
Acquisition and integration-related expenses				
Restructuring				
Amortization of debt issuance costs, net of accretion of debt premium				
Income tax effect associated with acquisitions				
Current method non-GAAP net income per share attributable to common stockholders, basic				
~~Non-GAAP net income per share attributable to common stockholders, basic~~				
Current method non-GAAP net income per share attributable to common stockholders, diluted				
~~Non-GAAP net income per share attributable to common stockholders, diluted~~				
Income tax effect associated with acquisitions				
GAAP provision for (benefit from) income taxes				
Non-GAAP provision for income taxes				
New method non-GAAP net income per share attributable to common stockholders, basic				
New method non-GAAP net income per share attributable to common stockholders, diluted

(1) Excludes amortization of capitalized internal-use software costs paid in cash.
*****
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 897-9511.

Sincerely,

/s/ Germaine Cota
Germaine Cota Senior Vice President, Finance and Accounting

cc:    John Rettig, President and Chief Financial Officer
Raj Aji, Chief Legal Officer and Chief Compliance Officer
Michael Dunn, Vice President, Legal (Corporate)
BILL Holdings, Inc.